RED WHITE & BLOOM BRANDS CLOSES DEBT SETTLEMENT

Toronto, Ontario, June 30, 2020 – Red White & Bloom Brands Inc. (CSE: RWB and OTC: TDRYD) (“RWB” or the “Company”) reports that it has entered into a debt settlement subscription agreement (the “Debt Settlement Agreement”) with an arm-length investor (the “Investor”) to settle outstanding advances made in the amount of CDN $5,848,000 incurred pursuant to advances made by the Investor to Pharmaco, in consideration for the issuance of 2,339,200 units (“Units”) issued at a deemed price of $2.50 per Unit (the “Debt Settlement”).

Each Unit shall consist of one common share (each, a “Common Share”) and one series 2 convertible preferred shares (each, a “Series 2 Preferred Share” and collectively, the “Series 2 Preferred Shares”) in the capital of the Company. Each Series 2 Preferred Share shall be convertible, in accordance with the formula as set out in the terms in the Company’s articles, at any time or times on or after November 24, 2020 and before April 24, 2022. Any Series 2 Preferred Shares outstanding on April 24, 2022 shall automatically convert into fully paid and non-assessable Common Shares without requiring any further action.

All securities issued in connection with the Debt Settlement will be subject to a four-month-and-one-day statutory hold period in accordance with applicable securities laws.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominately focusing its investments on major markets in the United States, including Michigan, Illinois, Massachusetts, California, and Florida in respect to cannabis and the entire US for legal hemp CBD based products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director

Circadian Group IR

IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:

Twitter: @rwbbrands

Facebook: @redwhitebloombrands

Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations. When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the implementation of Red White & Bloom’s business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Red White & Bloom’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.